Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

('Randgold Resources' or the 'Company')

DIRECTOR'S RANDGOLD RESOURCES SHAREHOLDING

London, 14 May 2014 - Randgold Resources announces the following pursuant to DTR 3.1 of the United Kingdom Listing Authority's Disclosure and Transparency Rules:

Andrew Quinn, a non-executive director of the Company, sold 600 ordinary shares of the Company on 13 May 2014, at a price of US$77.10 per share.

Andrew Quinn’s shareholding in the Company is now 4,800 ordinary shares or 0.005% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randqoldresources.com